April 30, 1998


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1998 and 1997, total revenues increased 6.6% from $616,496 to $657,089 and total expenses decreased 0.8% from $388,122 to $385,171. As a result, net income increased 19.1% from $228,374 for the three month period ended March 31, 1997, to $271,918 for the same period in 1998. The revenue increase can be attributed to an increase in rental income as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 85.1% for the three month period ended March 31, 1998, compared to 83.6% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $6,900 (2.2%) primarily due to a decrease in maintenance and repair expense, partially offset by an increase in property management fees. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $4,000 (5.6%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income during the three month period ended March 31, 1998, as compared to the same period in 1997.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President